# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DYADIC INTERNATIONAL INC., CIK 0001213809
CUSIP: 26745T101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1044 North U.S. Highway One, Suite 201, Jupiter, Florida (FL), 33477
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-25-023646
Filed by CIK 0001328287

## Reporting persons
- Mark A. Emalfarb: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,675,439; shared voting power 0; sole dispositive power 6,675,439; shared dispositive power 0; aggregate amount beneficially owned 6,675,439 (17.5% of the class)
  Comment: Includes (i) 993,000 shares of common stock underlying options present exercisable, (ii) 4,730,058 shares held through the MAE Trust U/A/D October 1, 1987 (the "MAE Trust"), and (iii) 952,381 shares underlying an 8.0% Senior Secured Convertible Promissory Note due December 31, 2027, convertible at any time at the holder's option (the "Convertible Note"), held through the MAE Trust. Mr. Emalfarb is the sole beneficiary and sole trustee of, and has sole voting and dispositive power over all shares held or otherwise owned through, the MAE Trust. The Convertible Notes are senior, secured obligations of the Issuer and its affiliates, and interest is payable quarterly in cash on the principal amount equal to 8% per annum. The Convertible Notes (following an amendment made on December 23, 2025) will mature on December 31, 2027, unless earlier converted, repurchased, or redeemed in accordance with their terms, and have a conversion price of $1.05 per share of common stock. The ownership percentage is based on 36,187,798 shares of common stock of the Issuer outstanding as of December 31, 2025, as reported by the Issuer to Mr. Emalfarb.

## Item 1. Issuer
Name of issuer: DYADIC INTERNATIONAL INC.
Address of issuer's principal executive offices: 1044 North U.S. Highway One, Suite 201, Jupiter, Florida, 33477

## Item 2. Person Filing
Name of person filing: Mark A. Emalfarb
Address of principal business office or, if none, residence: 1044 North U.S. Highway One, Suite 201, Jupiter, Florida, 33447
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,675,439
Percent of class: 17.5%
Sole power to vote or to direct the vote: 6,675,439
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,675,439
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mark A. Emalfarb: /s/ Mark Emalfarb, Self (02/17/2026)